September 1, 2011

Via Federal Express and EDGAR

Mr. Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C.  20549

Re:	Inland Real Estate Corporation File No. 001-32185 Form 10-K for the year ended December 31, 2010 (the “10-K”)

Dear Mr. Woody:

I am writing on behalf of Inland Real Estate Corporation (the “Company”) in response to comments contained in your correspondence dated August 18, 2011.  The headings and paragraph numbers below from the Company’s 10-K correspond to the headings and page numbers referenced in your letter.  In addition, for your convenience I have reproduced your comments in this letter and included our responses directly below each comment.

Form 10-K for the year ended December 31, 2010

Item 8 Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1) Organization and Basis of Accounting

Accounting Policies, page 77

1.

We have considered your response to our prior comment 1.  With respect to your sale of tenant-in-common interests we note that in the event of a disagreement where 75% of the holders of interests consent to a proposed action, the minority group must either consent to the decision or sell their interests at a price determined by the majority group.  In this regard, explain to us how you determined that these entities are under joint control.  Additionally, please tell us the relationship if any the company has to the manager of the joint ventures in this arrangement.

Response:  In light of your comment, the Company has re-evaluated its disclosures related to these entities and believes the disclosures should be updated to clarify that the Company does not control these entities rather than stating that these entities are under joint control. Below is further discussion in response to your comment as stated in your letter.

Per the terms of the Co-Ownership Agreement in the event of a disagreement where 75% of the holders of interests consent to a proposed action, the members of the majority group shall have the right to make an offer to purchase all of the interests of the co-owners voting against the decision for a purchase price the majority group would be willing to pay for the interests of the minority group.  The members of the minority group shall either (i) consent to the decision; (ii) sell their interests to the majority group for the offer amount proposed by the majority group; or (iii) if the members of the minority group do not elect either alternative (i) or (ii), they must purchase the interests of the majority group under substantially the same terms and conditions as offered by the majority group.  Note that there are multiple members of the majority and minority groups, and the entities are structured whereby 100% of the interests in the entities are sold; therefore the Company would not obtain a majority ownership interest in the entities. The Company has concluded that because the minority group has the ability to agree with the decision of the majority group, sell their interest to the majority group or purchase the majority group interest that no one party controls the entities and as such has accounted for them under the equity method.  Additionally, the managers of these entities are third parties that are not affiliated with or under the control of the Company.

As such, the Company has determined that these entities are not controlled by the Company and equity method accounting would be appropriate. The Company notes that this conclusion applies even though these entities are not considered to be under joint control. The equity method of accounting is also not affected by whether these entities are considered to be under joint control since they were not under joint control upon their formation (and the accounting considerations applicable to joint ventures therefore did not apply to the initial measurement of these entities’ assets and liabilities).  The Company will clarify this disclosure in future filings.

2.

With respect to your sale of Delaware Statutory Trust Interests, we note that the majority holder of interests has the right to terminate the trustee for cause and appoint a successor upon the removal of a trustee.  Please explain to us how you determined that these trusts are under joint control.

Response:  In light of your comment, the Company has re-evaluated its disclosures related to the DST entities (“DST” or “Trust”) and believes the disclosures should be updated to clarify that the Company does not control the DST entities rather than stating that the DST entities are under joint control. Below is further discussion in response to your comment as stated in your letter.

The DSTs are formed for the purpose of acquiring, managing and disposing of real estate in compliance with the terms of the related lease and loan document.  The properties held in the DSTs are leased under single-tenant, triple-net leases and as such, much of the day-to-day operations and decisions are set forth in the lease agreement.  The terms of the lease agreements are typically ten years or more with the lease maturing after the loan maturity date.

The Trust Agreement states that the Signatory Trustee, which is an affiliate of Inland Private Capital Corporation and not affiliated with or under control of the Company, shall manage, control, dispose of or otherwise deal with the Trust property consistent with its duties to conserve and protect the Trust property, subject to any restrictions required by the loan documents.  These responsibilities include budget approval; however, as the properties operate under single-tenant, triple-net lease arrangements, the budget approval process for these entities is considered perfunctory and does not significantly impact their economic performance as the parameters of the budgets are constrained by the lease and loan agreements. The Trust Agreement also states that so long as the loan on the property remains outstanding, the Signatory Trustee must obtain the lender’s written consent to engage in any business or activity other than that set forth in the Trust Agreement; to sell or lease, or otherwise dispose of the real estate; merge, combine or consolidate with any other entity; or distribute any interest in the real estate to the investors.  The Trust Agreement also states that the Signatory Trustee is prohibited from renegotiating the terms of the loan, entering into new mortgage financings, renegotiating the lease or entering into new leases except in the case of the tenant’s bankruptcy or insolvency.  Because refinancing is prohibited by the terms of the Trust Agreement, the business plan of the Trust is to sell or otherwise dispose of the property prior to the maturity date of the loan to allow the Trust to repay the outstanding loan.  Based on the above, the Company has determined that because all significant operational decisions of the Trust are pre-determined in the lease agreement, the activities that most significantly impact the economic performance of the Trust relate to the sale of the underlying property.  As noted above, the Signatory Trustee has the authority to sell the trust property but not without lender approval. Additionally, as noted in the Private Placement Memorandum, no single investor may hold more than 49% of the interest in the DST, and as such there would be no single majority holder of interests once the interests are sold. Therefore, as the Signatory Trustee can only be removed for cause, and no one interest holder will hold a majority of the interests, the kick-out rights would not be considered substantive even if the Signatory Trustee’s decision-making rights were considered to give the Trustee the power to direct the activities that most significantly impact the Trust’s economic performance. Given the further constraints of the lease, loan, and Trust agreements as discussed above, the Company has determined that the Signatory Trustee’s decision-making rights do not give the Signatory Trustee the power to direct the activities that most significantly impact the Trust’s economic performance.

In the event the tenant under the lease fails to timely pay rent; the property is in jeopardy of being foreclosed upon due to default of the loan; the tenant under the lease files for bankruptcy; the Depositor dissolves, is terminated or files bankruptcy; or the Trust property is subject to casualty or condemnation; the Signatory Trustee shall, in compliance with such conditions precedent and other requirements as may be set forth in the loan documents, terminate the Trust by converting it into a limited liability company (LLC).  Upon conversion, the beneficial interests are converted to members’ interests in the LLC and major decisions require the consent of members holding a majority of the membership interests. Major decisions encompass matters that most significantly impact the Trust’s economic performance and, accordingly, the members’ rights upon a conversion are, at a minimum, substantive participating rights. However, those rights do not have an impact on the Trust consolidation analysis until they are operative as a result of the occurrence of an event that requires conversion of the Trust to an LLC.

The Signatory Trustee also serves as the manager of the Trust. All rights and responsibilities of the manager are administrative in nature and, per the Management Agreement between the Trust and the manager may be subcontracted to a sub-manager. These responsibilities include reviewing periodic financing information, developing business plans in accordance with the Trust’s objectives, preparing financial reports, providing accounting services, and communicating with the Trust as to status of the premises.  The Management Agreement also states that the manager may enter into contracts for all items within the budget that have been approved by the Signatory Trustee and in the event a non-budgeted item greater than $5,000 is required, approval of the Signatory Trustee is required.  Some of these manager responsibilities are sub-contracted to an affiliate of the Company; however, as they are only administrative in nature, they do not convey control of the Trust to the Company.

As such, the Company has determined that the DSTs are not controlled by the Company and equity method accounting would be appropriate. The Company notes that this conclusion applies even though the DSTs are not considered to be under joint control. The equity method of accounting is also not affected by whether the DSTs are considered to be under joint control since they were not under joint control upon their formation (and the accounting considerations applicable to joint ventures therefore did not apply to the initial measurement of the DST’s assets and liabilities).  The Company will clarify this disclosure in future filings.

The Company acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the foregoing.  Also, please advise whether the Staff has any additional comments to the 10-K.  Kind regards.

Very truly yours, INLAND REAL ESTATE CORPORATION Brett A. Brown Executive Vice President, Chief Financial Officer and Treasurer

cc:

Mr. Mark E. Zalatoris, President and Chief Executive Officer

Beth Sprecher Brooks, Esq., General Counsel

Ms. Kimberly Karas, Controller

Michael J. Choate, Esq.

Kevin M. Lippert, Esq.